[THE HARTFORD’S PRINCIPAL FIRST BENEFIT RIDER]

The term “Contract” as used in this rider applies to either a contract or a certificate. The term “Contract Owner” as used in this rider applies to a contract owner, certificate owner or certificate participant, as the case may be.

This rider is issued as part of the contract to which it is attached. The effective date is when this rider is issued and made part of the contract. This rider cannot be terminated either by You or Us prior to the Annuity Commencement Date. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract.

When elected on the Contract Issue Date, this rider provides a guaranteed benefit that gives You the right to make periodic surrenders that total an amount equal to Your premium payments. This guarantee will remain in effect if periodic surrenders do not exceed an amount equal to 7% of premium payments each Contract Year. If the Contract Owner chooses to surrender an amount more than 7% in a Contract Year, then the guarantee may be reduced to an amount less than premium payments in accordance with the provisions of this rider.

When this rider is elected after the Contract Issue Date, the guaranteed benefit will be based on the amount of the Contract Value on the effective date of the rider plus premium payments made subsequent to the effective date of this rider. Accordingly, for purposes of this rider, the Contract Value plus premium payments made subsequent to the effective date of this rider will be treated in the same manner as premium payments when this rider is effective on the Contract Issue Date.

There is an additional charge for this guaranteed benefit.

If your Contract Value increases, You have the right to “step-up” the guaranteed benefit to the current Contract Value at certain intervals. We may modify the charge for this rider if You elect to step-up.

At any point in time, the total guaranteed amount available for future periodic surrenders is called the Benefit Amount (BA). The surrender amount that the Contract Owner has the right to make each Contract Year until the BA is depleted is called the Benefit Payment (BP). However, at any time You may fully surrender Your contract and You will receive the surrender value as defined in Your contract.

For purposes of determining the guaranteed benefit under this rider, We reserve the right to treat one or more deferred variable annuity contracts issued by Us to You with this rider attached in the same calendar year as one contract.

Benefit Amount (BA)
Your BA is determined at the following times and is subject to a maximum BA of $5,000,000:

At Rider Effective Date
If this rider is effective on the Contract Issue Date, then the BA equals the premium payments. If this rider is effective after the Contract Issue Date, then the BA equals 100% of the Contract Value on the rider effective date.

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When a subsequent premium payment is made
Upon each subsequent premium payment, the BA is recalculated to equal the sum of the BA immediately prior to receipt of the subsequent premium payment, plus 100% of the subsequent premium payment. The Company reserves the right to restrict subsequent premium payments.

When a partial surrender is made
Whenever a partial surrender is made, the BA will be equal to the amount determined in either (A) or (B) as follows:
A.If the total partial surrenders since the later of (1) the most recent Contract Anniversary, or (2) the Valuation Day that the BP was last established (excluding establishments for subsequent premium payments), are equal to or less than the BP, the BA becomes the BA immediately prior to the partial surrender, less the amount of partial surrender.

B.If the total partial surrenders as determined in (A) above exceed the BP, the BA will have an automatic reset to the greater of zero or the lesser of (i) or (ii) as follows:
(i)    the Contract Value immediately following the partial surrender; or
(ii)    the BA immediately prior to the partial surrender, less the amount of partial surrender.

For purposes of this rider, the term “partial surrender” means the gross amount of Your surrender and will include any applicable Contingent Deferred Sales Charges. If Your BP on Your most recent Contract Anniversary exceeds Your Annual Withdrawal Amount, if applicable, We will waive any applicable Contingent Deferred Sales Charge for surrenders up to that BP amount.

Benefit Payment (BP)
Your BP is established at the following times and is on a noncumulative basis:

At Rider Effective Date 7% of the BA.

When a subsequent premium payment is made
Upon each subsequent premium payment, the BP is recalculated to equal the sum of 7% of the subsequent premium payment plus the BP immediately prior to the subsequent premium payment.

When a partial surrender is made that causes an automatic reset of the BA (as determined in (B) above) The new BP will be the lesser of (C), (D), or (E) as follows:
C.the BP immediately prior to the partial surrender; or
D.the greater of 7% of the reset BA or 7% of the Contract Value immediately following the partial surrender; or
E.the reset BA.

When a partial surrender is made that reduces the BA to an amount less than the BP
Whenever a partial surrender is made that reduces the BA to an amount less than the BP, the BP is reduced to equal the BA.

If a partial surrender is less than or equal to the BP but results in the Contract Value remaining after such surrender to be less than Our minimum amount rules then in effect, We will not terminate the contract under our minimum amount rules. However, if the Contract Value remaining after any surrender is less than Our minimum amount rules then in effect and the BA has been fully paid out, We may terminate the contract and pay the Surrender Value.

Elective Step-up of the BA and BP
At the times determined below, the Contract Owner may elect to Step-up the BA and, if applicable, the BP as follows:

BA Step-up
Beginning with the 5th anniversary date of the effective date of this rider, the Contract Owner has the option to increase the BA to an amount equal to 100% of the current Contract Value (herein referred to as Step-up). Once a Step-up has been elected, another Step-up may not be elected until on or after the 5th anniversary of the latest Step-up date.

If the surviving spouse becomes the Contract Owner under the contract’s Spouse Beneficiary provision, the next Step-up may be elected at anytime thereafter. This is allowed regardless if it occurs before the 5th anniversary date of the effective date of this rider or if the latest Step-up occurred within the last five years. Once this Step-up has been elected, another Step-up may not be elected until on or after the 5th anniversary of this Step-up.
In the future, We may allow You to Step-up Your BA only on a Contract Anniversary. BP Step-up
The BP Step-up is equal to the greater of (F) or (G) as follows:
F.the BP immediately prior to the Step-up; or
G.7% of the Contract Value on the Step-up date.

Ownership Change
If the ownership of the contract changes after one year from the effective date of this rider, other than the spouse becoming the Contract Owner, the BA and BP will be reset as follows:
a)the BA will equal the lesser of the BA immediately prior to the ownership change or the current Contract Value; and
b)the BP will equal 7% of the new BA.

Contract Value Reduces to Zero
If You either surrender all of Your Contract Value or Your Contract Value is reduced to zero on a particular Valuation Date, and on such Valuation Day the BA remains greater than zero, the following will occur:
H.The BA will be paid to You under the Principal First Annuity Option described below. You may elect the frequency of Your payments from those offered by Us at such time but will be no less frequently than annually.
I.The total amount paid to You under the Principal First Annuity Option will equal the BA.
J.Your Annuity Commencement Date will be attained and We will no longer accept subsequent premium payments.

Principal First Annuity Option
In addition to the Annuity options available under the contract, the following annuity option may be elected by You under this rider:

Fixed Payout – Under this option, You are entitled to receive payments in a fixed dollar amount for a stated number of years. The actual number of years that payments will be made is determined on the calculation date by dividing the BA by the BP. The total annual amount payable under this option will equal the BP but will not exceed the current BA. This annualized amount will be paid over the determined number of years in the frequency that You elect. The frequencies will be among those offered by Us at that time but will be no less frequently than annually. The amount payable in the final year of payments may be less than the prior year’s annual amount payable so that the total amount of the payouts will be equal to the BA. If, at the death of the Annuitant, payments have been made for less than the stated number of years, the remaining payments will be made to the Beneficiary.

This option may not be available if the contract is issued to qualify under Section 401, 403, 408, or 457 of the Internal Revenue Code of 1986, as amended. For such contracts, this option will be available only if the guaranteed payment period is less than the life expectancy of the annuitant at the time the option becomes effective. Such life expectancy will be computed under the mortality table then in use by Us.

This annuity option may be elected as a settlement option by the Beneficiary of a contract. Whenever multiple Beneficiaries are designated under the contract, each such Beneficiary’s share of the proceeds if they elect this option will be in proportion to their applicable designated Beneficiary percentage. Beneficiaries of nonqualified contracts may elect this settlement option subject to the Distribution Requirements section of the contract.

Rider Charge
The charge for this rider is added to the net investment factor. The net investment factor for each Sub-Account is:
K.the net asset value per share of the corresponding fund at the end of the valuation period (plus the per share amount of any unpaid dividends or capital gains by that fund); divided by
L.the net asset value per share of the corresponding fund at the beginning of the valuation period; minus
M.the mortality and expense risk charge and any applicable administration charge, adjusted for the number of days in the valuation period; minus
N.the charge for this rider, adjusted for the number of days in the valuation period.

The charge for this rider per annum of the daily value of the Sub-Accounts will never exceed a guaranteed maximum charge of 0.75%. The rider charge may change if You elect to Step-up the BA. However, as a result of a Step-up, the rider charge will never exceed that charge being assessed under newly issued riders offering this same benefit as of the date of the Step-up. If the BA is never Stepped-up by the Contract Owner, the charge established on the effective date of this rider will never change. The rider charge will be discontinued once an Annuity option available under the contract becomes effective.

Signed for Hartford Life Insurance Company